  Exhibit 99.1

Canarc Reviews Exploration Results, Terminates Option Agreement on
Hard Cash and Nigel Properties in Nunavut

Vancouver, Canada –November 17, 2020 - Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN), announces that its recent reverse circulation (“RC”) drill program on the Hard Cash property in southwestern Nunavut, Canada intersected narrow, low grade intervals of gold mineralization and failed to confirm the potential for a significant, shear zone-hosted, orogenic gold discovery. As a result, Canarc has terminated its option agreement with Silver Range Resources Ltd.

Phase 1 Drill Program

In August, 2020, the Company completed a Phase 1, 7-hole, 1,019 meter reverse circulation (“RC”) drill program to test the Swamp and Dryland gold showings at Hard Cash. The holes were drilled in a southeasterly direction across the northeasterly strike of the shear zone with lines spaced at 200m intervals and drill collars from 50 to 150 meters along lines over the two prospect areas. The drill holes were inclined at 45 degrees testing the targets perpendicular to the shear zone down to a planned depth of 150 meters.

A total of 662 RC chip samples were collected from the seven drillholes. The results of the RC drilling confirmed gold mineralization over a strike length of 1.5 kilometers. The drill results appear to confirm an alternative ore model of widespread shearing and alteration containing remobilized gold in veins within the thermal aureole of an intrusive stock to the south and east of the Swamp and Dryland gold showings. The drill results do not appear to be indicative of a significant, shear zone-hosted, orogenic gold discovery (Table 1).

Table 1: Significant Drill Results

Hole	*From m	*To m	*Length m	Au gpt	Ag gpt	**AuEq gpt

HC-20-RC-01	90.0	93.0	3.0	3.12	7.00	3.21

HC-20-RC-02	132.0	133.5	1.5	3.32	10.8	3.45

HC-20-RC-03	81.0	87.0	6.0	1.53	5.63	1.60

HC-20-RC-04	58.5	60.0	1.5	1.10	0.51	1.10

HC-20-RC-07	136.5	138.0	1.5	5.04	5.80	5.11
* The “From”, “To” and interval “Length” are provided as down hole measurements and are not true width of mineralized zones, which is unknown at this time.
**Ag:Au ratio is 80:1

A rigorous Quality Assurance and Quality Control (“QA/QC”) program was implemented as part of the sampling procedures throughout the drill program to monitor the integrity of the assay results. Standard samples of Certified Reference Material (“CRM”), duplicate and blank samples were inserted into the sample stream prior to being sent to the laboratory and the adherence of results to strict parameters was monitored. The RC drill chips were collected at 1.5 meter intervals and a representative sample was acquired by passing the chips through a cascading riffle splitter in the field. The samples were shipped to ALS Canada Ltd. lab in Yellowknife, NT lab for processing where they were dried, crushed, split and pulverized producing a 250g pulp for analysis. The pulps were analyzed at the Vancouver, BC by 0.5g Aqua Regia Digestion ICP-MS method for 51 elements including gold. Where the ICP gold analysis exceeded 100 ppb the samples were analyzed for gold by 30g Fire Assaying with an ICP-AES finish. ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.